Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

SUPPL

13 December 2006

06019482

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 21 2006
186
WASH. D.C.

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

PROCESSED
JAN 05 2007
THOMSON FINANCIAL

Andrew M Knox
Public Officer

Enc.

Dlw 1/3

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Award of Retention Lease AC/RL7 over Cash-Maple Gas Field

Cue is pleased to announce that Northern Territory Department of Primary Industry, Fisheries and Mines has awarded a 5 year Retention Lease over the Cash-Maple Field in AC/P20. The Retention Lease, designated AC/RL7 covers 5 graticular blocks; the remainder of AC/P20 will be surrendered.

The field contains proven gas at Jurassic and Triassic Levels. The Jurassic reservoir is assessed to contain between 194 and 1079 BCF of recoverable gas depending on trap fill. Associated condensate yields are estimated at between 1.3 and 9.2 MMstb. The Triassic reservoir is estimated to contain between 95 and 355 BCF of recoverable gas with 0.6 to 3.1MMstb associated condensate.

The Retention Lease has been granted in consideration of a work programme which will include investigating the market opportunity presented by gas to methanol conversion and a feasibility / front end engineering design (FEED) study to evaluate commercialising the field.

Interest holders in AC/RL7 are;

Coogee Resources (Ashmore Cartier) Pty Ltd (Operator)	80%
Cue (Ashmore Cartier) Pty Ltd	20%

A location map is attached.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

13 December 2006

Cue Energy Resources Limited

ASHMORE CARTIER PERMIT AUSTRALIA


Western Australia
Sunrise-Troubadour
Evan Shoals
Bayu-Undan
AC/RL7
Cash-Maple Field
~200km
~700km
Challis/ Cassini
Crux
Skua
Scott Reef
Ichthys
Brecknock
Gas Field
Pipeline
AC/RL7
Scale 200km